Berrett-Koehler Is Foreword Reviews' 2015 Indie Publisher of the Year

June 26, 2016

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About the Background

ARTICLES

BERRETT-KOEHLER IS FOREWORD REVIEWS' 2015 INDIE PUBLISHER OF THE YEAR

Berrett-Koehler Publishers can be summed up in one word: "Connection." It's not the cynical, exclusivist "it's all who you know" kind of connection, but it's more the "we're all in this together" sense of the word. The business you run, the work you do, the community you live in, the cause you believe in—none of them exist in a vacuum. They all depend on people coming together within a group to achieve a goal, and the actions of that group, in turn, have an impact on the wider community. Connections.

It is this underlying theme of social responsibility that turned Foreword Reviews on to the idea that there is something about this publisher that exemplifies the best of independent publishing. From its own Bill of Rights and Responsibilities for BK Authors, which focuses on concepts like collaboration, community, and communication, to books that find hundreds of ways of putting these ideals into practice, Berrett-Koehler embodies what is best about being independent. It's why we are happy to name them our INDIEFAB 2015 Publisher of the Year.

A Productive Year for Berrett-Koehler

I was curious how BK manages to meet its high ideals while also remaining a successful publisher. So, I connected with Publisher Steven Piersanti, who explained how they do it.

Berrett-Koehler's books emphasize business not purely for profit, but as a way of bringing people and ideas together. Should we all change the way we think about what "business" means?



Berrett-Koehler's publishing agenda includes business but it is much broader. Our mission is "Connecting People and Ideas to Create a World That Works for All." We believe that to truly create a better world, action is needed at all levels: individual, organizational, and societal. Therefore, we publish groundbreaking books focused on each of these three levels:

- BK Life books support individual change and personal development;
- BK Business books advance socially responsible